AMG Funds

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

January 10, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Post-Effective Amendment No. 156 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 159 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of AMG Funds (the “Registrant”) on Form N-1A filed on April 1, 2016 (the “Amendment”) (Registration Nos. 333-84639 and 811-09521)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act, the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Amendment, which relates solely to a new series of shares of the Registrant, AMG Multi-Asset Income Fund, including all delaying amendments thereto. The Amendment was filed with the Commission on April 1, 2016, and multiple amendments delaying effectiveness thereof have been filed since that date, including the most recent of such amendments to the Registrant’s registration statement on Form N-1A filed on December 9, 2016 as Post-Effective Amendment No. 176 under the Securities Act and Amendment No. 179 under the 1940 Act.

The Registrant requests that such consent be granted on the grounds that the Registrant has determined for business reasons not to proceed with the offering described in the Amendment. The Registrant has not sold any securities under the Amendment, and all activities in pursuit of the offering described in the Amendment have been discontinued. Accordingly, the Registrant requests that the Amendment be withdrawn as of the date hereof.

This application for withdrawal of the Amendment relates solely to AMG Multi-Asset Income Fund, a series of shares of the Registrant, and does not affect any other series of shares of the Registrant or any other amendment to the Registrant’s registration statement.

If you have any questions regarding this application for withdrawal, please contact William M. Beaudoin at (617) 854-2337.

Securities and Exchange Commission	- 2 -	January 10, 2017

Very truly yours,

/s/ Donald S. Rumery
Donald S. Rumery
Treasurer, Chief Financial Officer, and
Principal Financial Officer

cc:	Maureen A. Meredith, Esq., AMG Funds LLC
William M. Beaudoin, Esq., Ropes & Gray LLP